Exhibit 99.1

TuanChe Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

BEIJING, April 12, 2021 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Key Fourth Quarter 2020 Financial and Operating Metrics Compared with the Prior Year Period

The Company's financial and operational results for the fourth quarter of 2020:

•	Net revenues decreased by 9.3% to RMB165.8 million (US$25.4 million) from RMB182.8 million.

•	Gross profit decreased by 8.7% to RMB120.6 million (US$18.5 million) from RMB132.1 million. Gross margin increased to 72.8% from 72.3%.

•	Quarterly number of organized auto shows across China decreased by 28.3% from 321 in 149 cities to 230 in 135 cities. Quarterly number of special promotion events decreased by 81.0% from 269 to 51.

•	Quarterly number of automobile sale transactions facilitated decreased by 32.4% to 69,308 from 102,472. Quarterly Gross Merchandise Volume of new automobiles sold decreased by 27.4% to RMB9.8 billion (US$1.5 billion) from RMB13.5billion.

•	Sales operations covered 126 cities as of December 31, 2020, compared with 129 cities as of September 30, 2020 and 148 cities as of December 31, 2019.

Key Full Year 2020 Financial and Operating Metrics Compared with the Prior Year

•	Net revenues decreased by 48.8% to RMB330.2 million (US$50.6 million) from RMB644.8 million.

•	Gross profit decreased by 47.3% to RMB241.4 million (US$37.0 million) from RMB458.2 million. Gross margin increased to 73.1% from 71.1%.

•	The number of auto shows organized in 2020 decreased by 57.4% to 449 in 172 cities from 1,055 auto shows in 233 cities across China. The number of special promotion events organized in 2020 decreased by 67.0% to 207 from 627.

•	The number of automobile sales transactions facilitated in 2020 decreased by 60.4% to 140,264 from 354,355, and the Gross Merchandise Volume of new automobiles sold in 2020 decreased by 58.3% to RMB19.8 billion (US$3.0 billion) from RMB47.5 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “We saw continued momentum in the fourth quarter as our net revenues of RMB165.8 million beat the top end of our guidance range by 7.0% and net loss narrowed by 37.6% quarter-over-quarter. The better-than-expected results were primarily driven by our offline marketing services that benefited from China’s solid year-over-year passenger vehicle retail sales growth of 7.5% in the fourth quarter according to China Passenger Car Association, our measured steps to resume our offline auto shows, and our continued focus on locations generating higher returns.

“The unforeseen and extraordinary challenges that unfolded last year did not hinder our ability to capitalize on opportunities that presented themselves, as the overall acceleration of internet penetration boosted online auto retail. During 2020, we focused on a number of initiatives such as deepening our collaboration with TMall and Baidu Youjia, as we position ourselves for the continued shift to online commerce and establish our brand as a leader in this industry. Our efforts have produced meaningful results. In the fourth quarter of 2020, our net revenues from virtual dealership, online marketing services and others increased by 579.2% to RMB35.9 million. Looking ahead in 2021 and beyond, we see a defined path for us to continue serving evolving consumer needs by leveraging our strengths as a leading omni-channel automotive marketplace.”

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, “We concluded a challenging 2020 with a fourth quarter that demonstrated solid improvement. Our net revenues, although 9.3% lower than the same period in 2019, grew 65.7% compared with the third quarter. We achieved significant top line recovery and, at the same time, took a comprehensive approach to managing our costs. This resulted in slower operating expense growth of 29.5% quarter-over-quarter, leading to a narrowed net loss of RMB25.7 million, which was 37.6% and 62.0% lower versus the last quarter and the same quarter from last year, respectively. Meanwhile we maintained a combined balance of cash and cash equivalents and time deposits of RMB155.6 million, which will provide us with the runway we need to create a platform for future growth.”

Recent Business Developments

•	COVID-19 Impact

As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as the cases reported in Hebei province in the first quarter of 2021, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers and recorded an increased bad debt expense due to liquidity issues of certain customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the first quarter of 2021. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial condition and cash flows. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

Unaudited Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2020 decreased by 9.3% to RMB165.8 million (US$25.4 million) from RMB182.8 million in the prior year period, primarily due to a 26.8% year-over-year decrease of revenues generated from offline marketing services to RMB129.9 million (US$19.9 million) from RMB177.5 million in the prior year period, and partially offset by the strong growth of revenues generated from virtual dealerships, online marketing services and others.

•	Offline marketing services. Net revenues generated from auto shows decreased by 24.4% to RMB128.8 million (US$19.7 million) in the fourth quarter of 2020 from RMB170.4 million in the prior year period, and net revenues generated from special promotion events decreased by 84.9% to RMB1.1 million (US$165 thousand) in the fourth quarter of 2020 from RMB7.1 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 579.2% to RMB35.9 million (US$5.5 million) in the fourth quarter of 2020 from RMB5.3 million in the prior year period, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit decreased by 8.7% to RMB120.6 million (US$18.5 million) in the fourth quarter of 2020 from RMB132.1 million in the prior year period. Gross margin increased to 72.8% in the fourth quarter of 2020 from 72.3% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses decreased by 26.2% to RMB148.5 million (US$22.8 million) in the fourth quarter of 2020 from RMB201.2 million in the prior year period.

•	Selling and marketing expenses decreased by 32.5% to RMB107.7 million (US$16.5 million) in the fourth quarter of 2020 from RMB159.6 million in the prior year period, primarily due to decreases in promotion expenses and staff compensation expenses as a result of cost control measures taken by the Company and reduced volume of offline events.

•	General and administrative expenses increased by 9.7% to RMB30.6 million (US$4.7 million) in the fourth quarter of 2020 from RMB27.8 million in the prior year period, primarily due to impairment in prepayment for advertising services.

•	Research and development expenses decreased by 25.8% to RMB10.2 million (US$1.6 million) in the fourth quarter of 2020 from RMB13.8 million in the prior year period, primarily due to the decrease in staff compensation expenses as a result of the decrease in headcount of research and development departments.

As a result of the foregoing, loss from continuing operations was RMB27.9 million (US$4.3 million) in the fourth quarter of 2020 compared with RMB69.1 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the fourth quarter of 2020 decreased by 62.5% to RMB25.4 million (US$3.9 million) from RMB67.7 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.08 (US$0.01) in the fourth quarter of 2020 compared with RMB0.23 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB22.5 million (US$3.4 million) in the fourth quarter of 2020 compared with RMB58.0 million in the prior year period. Adjusted basic and diluted net loss per ordinary share were both RMB0.07 (US$0.01) in the fourth quarter of 2020 compared with RMB0.20 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB21.3 million (US$3.3 million) in the fourth quarter of 2020 compared with a loss of RMB57.8 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of December 31, 2020, the Company had RMB109.9 million (US$16.8 million) cash and cash equivalents, RMB45.7 million (US$7.0 million) time deposits, collectively RMB155.6 million (US$23.8 million). Net cash used in operating activities in the fourth quarter of 2020 was RMB1.0 million (US$0.2 million) compared with net cash used in operating activities of RMB27.1 million in the prior year period.

Unaudited Full Year 2020 Financial Results

Net Revenues

Net revenues in the full year of 2020 decreased by 48.8% to RMB330.2 million (US$50.6 million) from RMB644.8 million in the prior year period, primarily due to a 59.0% year-over-year decrease in revenue generated from offline marketing services to RMB255.3 million (US$39.1 million) from RMB623.2 million in the prior year period, partially offset by the development of new business initiatives, such as live streaming events and collaboration with Baidu Youjia and Webank, which are included in virtual dealership and online marketing services.

•	Offline marketing services. Revenues generated from auto shows in the full year of 2020 decreased by 58.5% to RMB250.5 million (US$38.4 million) from RMB603.4 million in the prior year period, and revenues generated from special promotion events in the full year of 2020 decreased by 75.5% to RMB4.9 million (US$0.7 million) from RMB19.8 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Revenue generated from virtual dealership, online marketing services and others increased significantly to RMB74.9 million (US$11.5 million) in the full year of 2020 from RMB21.6 million in the prior year period, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit in the full year of 2020 decreased by 47.3% to RMB241.4 million (US$37.0 million) from RMB458.2 million in the prior year period. Gross margin increased to 73.1% in the full year of 2020 from 71.1% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the full year of 2020 decreased by 42.6% to RMB412.8 million (US$63.3 million) from RMB719.2 million in the prior year period.

•	Selling and marketing expenses in the full year of 2020 decreased by 51.1% to RMB279.7 million (US$42.9 million) from RMB572.0 million in the prior year period, primarily due to the decreases in staff compensation and promotion expenses as a result of cost control measures taken by the Company and reduced volume of offline events.

•	General and administrative expenses in the full year of 2020 decreased by 4.9% to RMB98.8 million (US$15.1 million) from RMB103.9 million in the prior year period, primarily due to the decrease in staff compensation expenses as a result of cost control measures taken by the Company.

•	Research and development expenses in the full year of 2020 decreased by 20.9% to RMB34.3 million (US$5.3 million) from RMB43.3 million in the prior year period, primarily due to the decrease in staff compensation expenses as a result of the decrease in headcount of research and development departments.

Loss from continuing operations was RMB171.3 million (US$26.3 million) in the full year of 2020 compared to RMB261.0 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the full year of 2020 was RMB163.0 million (US$25.0 million) compared to RMB250.6 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.54(US$0.08) in the full year of 2020 compared to RMB0.85 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB145.4 million (US$22.3 million) in the full year of 2020 compared to an adjusted net loss of RMB139.7 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.48 (US$0.07) in the full year of 2020 compared to RMB0.48 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB141.1 million (US$21.6 million) in the full year of 2020 compared to an adjusted EBITDA of RMB143.9 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Business Outlook

For the first quarter of 2021, the Company expects net revenues to range from approximately RMB76.0 million to RMB80.0 million, representing a year-over-year approximate increase of 684.2% to 725.5%. This is primarily attributable to the improvement of the epidemic situation.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s ADSs for a period not to exceed 12 months and beginning on June 17, 2019. The Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Monday, April 12, 2021, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
US Toll Free:	+1-888-346-8982
Mainland China:	400-120-1203
Hong Kong, China:	800-905-945

The replay will be accessible through April 19, 2021, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	10154599

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/(loss) as net income/(loss) excluding the impact of share-based compensation expenses and impairment of investment. The Company defines adjusted net income/(loss) per ordinary share as adjusted net income/(loss) divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net income/(loss) excluding the impact of depreciation and amortization, interest income/(expenses), net, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Chenxi Yu
Tel: +86 (10) 6398-2942

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	193,920	109,916	16,845
Restricted cash	1,529	29,829	4,571
Time deposits	69,762	45,674	7,000
Accounts receivable, net	72,391	66,126	10,134
Prepayment and other current assets	193,782	59,856	9,173
Total current assets	531,384	311,401	47,723
Non-current assets:
Property, equipment and software, net	20,360	5,708	875
Intangible assets	-	21,821	3,344
Operating lease right-of-use assets, net(2)	-	10,801	1,655
Long-term investments	7,874	8,949	1,371
Goodwill	-	115,414	17,688
Other non-current assets	7,577	313	48
Total non-current assets	35,811	163,006	24,981
Total assets	567,195	474,407	72,704
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,825	21,794	3,340
Advances from customers	4,805	21,466	3,290
Salary and welfare benefits payable	68,025	57,996	8,888
Other taxes payable	22,494	22,992	3,524
Current portion of deferred revenue	-	4,054	621
Short-term operating lease liabilities(2)	-	5,911	906
Guarantee liabilities	-	387	59
Other current liabilities	40,913	41,564	6,370
Total current liabilities	142,062	176,164	26,998
Non-current liabilities:
Non-current portion of deferred revenue	-	185	28
Deferred tax liability	-	5,451	835
Long-term operating lease liabilities(2)	-	4,048	620
Other non-current liabilities	2,158	1,498	230
Total non-current liabilities	2,158	11,182	1,713
Total liabilities	144,220	187,346	28,711
Shareholders’ equity:
Class A ordinary shares	173	181	28
Class B ordinary shares	35	35	5
Treasury stock	(47,888)	(47,241)	(7,240)
Additional paid-in capital	1,187,577	1,221,339	187,177
Accumulated deficit	(718,666)	(881,700)	(135,126)
Accumulated other comprehensive income/(loss)	2,403	(4,450)	(682)
Total equity attributable to equity shareholders of the company	423,634	288,164	44,162
Non-controlling interests	(659)	(1,103)	(169)
Total shareholders’ equity	422,975	287,061	43,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	567,195	474,407	72,704

(2)	In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company adopted this guidance effective December 31, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings.

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	170,401	128,804	19,740
Special promotion events	7,127	1,076	165
Virtual dealership, online marketing services and others	5,283	35,880	5,499
Total net revenues	182,811	165,760	25,404

Cost of revenues	(50,725)	(45,159)	(6,921)

Gross profit	132,086	120,601	18,483

Operating expenses:
Selling and marketing expenses	(159,596)	(107,723)	(16,509)
General and administrative expenses	(27,839)	(30,553)	(4,682)
Research and development expenses	(13,785)	(10,234)	(1,568)
Total operating expenses	(201,220)	(148,510)	(22,759)
Loss from continuing operations	(69,134)	(27,909)	(4,276)
Other expenses:
Interest income, net	1,067	418	64
Exchange loss	(237)	(292)	(45)
Investment （loss）/income	(120)	594	91
Others, net	871	1,242	190
Loss from continuing operations before income taxes	(67,553)	(25,947)	(3,976)
Income tax expense	-	258	40
Net loss from continuing operations	(67,553)	(25,689)	(3,936)
Net loss	(67,553)	(25,689)	(3,936)
Net loss attributable to TuanChe Limited’s shareholders	(67,694)	(25,367)	(3,887)
Net profit(loss) attributable to NCI	141	(322)	(49)
Net loss	(67,553)	(25,689)	(3,936)
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,527	(3,953)	(606)
Total other comprehensive income/(loss)	1,527	(3,953)	(606)
Total comprehensive loss	(66,026)	(29,642)	(4,542)
Comprehensive income/(loss) attributable to:
Equity shareholders of the company	(66,167)	(29,320)	(4,493)
Non-controlling interests	141	(322)	(49)
Net loss attributable to TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.23)	(0.08)	(0.01)
Diluted	(0.23)	(0.08)	(0.01)
Weighted average number of ordinary shares
Basic	294,148,126	305,735,883	305,735,883
Diluted	294,148,126	305,735,883	305,735,883

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	603,407	250,481	38,388
Special promotion events	19,772	4,851	743
Virtual dealership, online marketing services and others	21,594	74,896	11,478
Total net revenues	644,773	330,228	50,609

Cost of revenues	(186,541)	(88,801)	(13,609)

Gross profit	458,232	241,427	37,000

Operating expenses:
Selling and marketing expenses	(572,040)	(279,665)	(42,861)
General and administrative expenses	(103,890)	(98,820)	(15,145)
Research and development expenses	(43,339)	(34,267)	(5,252)
Total operating expenses	(719,269)	(412,752)	(63,258)
Loss from continuing operations	(261,037)	(171,325)	(26,258)
Other expenses:
Interest income, net	7,020	2,409	369
Exchange loss	(661)	(25)	(4)
Investment (loss)/gain	(917)	933	143
Impairment of investment	(1,000)	-	-
Others, net	5,296	3,498	536
Loss from continuing operations before income taxes	(251,299)	(164,510)	(25,214)
Income tax expense	-	1,032	158
Net loss from continuing operations	(251,299)	(163,478)	(25,056)
Net loss	(251,299)	(163,478)	(25,056)
Net loss attributable to TuanChe Limited’s shareholders	(250,640)	(163,034)	(24,988)
Net loss attributable to NCI	(659)	(444)	(68)
Net loss	(251,299)	(163,478)	(25,056)
Other comprehensive income/(loss):
Foreign currency translation adjustments	9,771	(6,853)	(1,050)
Total other comprehensive income/(loss)	9,771	(6,853)	(1,050)
Total comprehensive loss	(241,528)	(170,331)	(26,106)
Comprehensive loss attributable to:
Equity shareholders of the company	(240,869)	(169,887)	(26,038)
Non-controlling interests	(659)	(444)	(68)
Net loss attributable to TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.85)	(0.54)	(0.08)
Diluted	(0.85)	(0.54)	(0.08)
Weighted average number of ordinary shares
Basic	294,922,074	304,439,440	304,439,440
Diluted	294,922,074	304,439,440	304,439,440

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(67,553)	(25,689)	(3,936)
Add ：
Depreciation and amortization	1,141	1,875	287
Subtract：
Interest income, net	1,067	418	64
EBITDA	(67,479)	(24,232)	(3,713)
Add ：
Fair value loss of guarantee liability	-	233	36
Share-based compensation expenses	9,668	2,683	411
Adjusted EBITDA	(57,811)	(21,316)	(3,266)

Net loss	(67,553)	(25,689)	(3,936)
Add ：
Fair value loss of guarantee liability	-	233	36
Share-based compensation expenses	9,668	2,683	411
Adjusted net loss	(57,885)	(22,773)	(3,489)
Adjusted net loss attributable to the Company’s shareholders	(58,026)	(22,451)	(3,440)
Adjusted net profit(loss) attributable to NCI	141	(322)	(49)

Weighted average number of ordinary shares
Basic	294,148,126	305,735,883	305,735,883
Diluted	294,148,126	305,735,883	305,735,883
Adjusted net loss per share from continuing operations
Basic	(0.20)	(0.07)	(0.01)
Diluted	(0.20)	(0.07)	(0.01)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(251,299)	(163,478)	(25,056)
Add ：
Depreciation and amortization	3,483	7,109	1,090
Subtract：
Interest income, net	7,020	2,409	369
EBITDA	(254,836)	(158,778)	(24,335)
Add ：
Fair value loss of guarantee liability	-	233	36
Share-based compensation expenses	109,968	17,448	2,674
Impairment of investment	1,000	-	-
Adjusted EBITDA	(143,868)	(141,097)	(21,625)

Net loss	(251,299)	(163,478)	(25,056)
Add ：
Fair value loss of guarantee liability	-	233	36
Share-based compensation expenses	109,968	17,448	2,674
Impairment of investment	1,000	-	-
Adjusted net loss	(140,331)	(145,797)	(22,346)
Adjusted net loss attributable to the Company’s shareholders	(139,672)	(145,353)	(22,278)
Adjusted net loss attributable to NCI	(659)	(444)	(68)

Weighted average number of ordinary shares
Basic	294,922,074	304,439,440	304,439,440
Diluted	294,922,074	304,439,440	304,439,440
Adjusted net loss per share from continuing operations
Basic	(0.48)	(0.48)	(0.07)
Diluted	(0.48)	(0.48)	(0.07)